420 HARVEY HOLDINGS, LLC

D/B/A FIELDS CANNABIS



Statement of Offering

420 Harvey Holdings, LLC
D/B/A Fields Cannabis
Form C
Statement of Offering

GENERAL OFFERING INFORMATION

A company that intends to raise money utilizing Reg. CF, or Regulation Crowdfunding, must provide certain information to prospective investors to ensure investors have a basis for making an informed decision. The Securities and Exchange Commission has issued regulations at 17 CFR §227.201 listing the information companies must provide.

420 Harvey Holdings, LLC, as identified in Section (a) below, which we refer to as the Company, we, us, or our is a limited liability company that was formed under Michigan law on June 22, 2021. It is anticipated that most, if not all, of the Target Offering Amount would go toward operating expenses associated with the retail space and consumption lounge as well as working capital costs associated therewith.

See Section (i) below for more information on how the Company intends to utilize the funds raised through this offering. We are a pre-revenue cannabis holding company that intends to penetrate the vertically integrated cannabis market in the State of Michigan by bringing a first in kind, premier cannabis destination to Muskegon, Michigan. Our premier cannabis destination will include cultivation, processing, and retail facilities, and will also include an outdoor event space and restaurant.

This offering statement is provided solely to prospective investors through the crowdfunding platform available through Mundial Financial Group, LLC or such other platform as may be designated by the Company. Mundial Financial Group, LLC, which, collectively with its subsidiaries and affiliates, we refer to as Mundial Financial Group or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

> We are offering the Class B Preferred Units at a price per unit of $1.00. We are offering a minimum of 10,000 units of our Class B Preferred for $10,000 and up to a maximum of 1,000,000 units of Class B Preferred for $1,000,000. The minimum investment that you may make is $100.00.

We are offering the Class B Preferred Units in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or

regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company is filing this Form C (which incorporates the attachments to it) for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.), and the Company must therefore file a report with the SEC annually and post the report on its website, www.fieldscannabis.com, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The units being offered may not be transferred by any investor during the one year period beginning when the units are issued, unless the units are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares, and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares. In addition, the right of first refusal in Section 4.4 of the Company's Operating Agreement also restricts the ability of a unitholder to sell or otherwise transfer its units in the Company.

Please refer to the Operating Agreement attached hereto at Appendix C for more information.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES OFFERED HEREBY. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY

PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

FORWARD LOOKING STATEMENT DISCLOSURE

CERTAIN INFORMATION CONTAINED IN THIS OFFERING STATEMENT CONSTITUTES "FORWARD LOOKING STATEMENTS" THAT CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "ANTICIPATE," "ESTIMATE," "INTEND," "CONTINUE," OR "BELIEVE" OR THE NEGATIVES OR VARIATIONS THEREOF. FURTHERMORE, ANY FORECASTS OR OTHER ESTIMATES IN THIS OFFERING STATEMENT, INCLUDING ESTIMATES OF RETURNS OR PERFORMANCE, ARE "FORWARD LOOKING STATEMENTS" AND ARE BASED UPON CERTAIN ASSUMPTIONS THAT MAY CHANGE. DUE TO VARIOUS RISKS AND UNCERTAINTIES, ACTUAL EVENTS OR RESULTS OR THE ACTUAL PERFORMANCE OF THE SECURITIES MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD- LOOKING STATEMENTS. MOREOVER, ACTUAL EVENTS ARE DIFFICULT TO PROJECT AND OFTEN DEPEND UPON FACTORS THAT ARE BEYOND THE CONTROL OF OUR COMPANY OR THE INTERMEDIARY. NEITHER THE DELIVERY OF THIS OFFERING STATEMENT AT ANY TIME NOR ANY SALE OF SECURITIES UNDER THIS OFFERING STATEMENT SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER THE EARLIER OF THE RELEVANT DATE SPECIFIED HEREIN OR THE DATE OF THIS OFFERING STATEMENT.

* * * * * * *

No person other than our Company has been authorized to provide prospective investors with any information concerning our Company or this offering or to make any representation not contained in this offering statement. To invest in the Units being offered in this offering, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

TERM SHEET

Company	420 Harvey Holdings, LLC, as identified in Section (a) below, which we refer to as the Company, we, us, our, or FIELDS CANNABIS – is a limited liability company that was formed under Michigan law on June 22, 2021. The Company does not operate under any cannabis licenses. The Company is the owner of various entities that will operate cannabis businesses. We anticipate that most, if not all, of the Target Offering Amount will go toward operating expenses associated with the retail dispensary space and consumption lounge as well as working capital costs associated therewith. See Section (i) below for more information on how the Company intends to utilize the funds raised through this offering. We are a pre-revenue cannabis holding company that intends to penetrate the vertically integrated cannabis market in the State of Michigan by bringing a premier cannabis destination to Muskegon, Michigan. Our premier cannabis destination will include a cultivation, processing, and retail facilities, and will also include an outdoor event space and restaurant.
Use of Proceeds	We are seeking financing through the sale of our Class B Preferred Units in order to cover operating expenses associated with the retail space, consumption lounge and restaurant as well as working capital costs associated therewith. See Section (i) below for more information on how the Company intends to utilize the funds raised through this offering.
Securities Offered	Units of Class B Preferred of our Company for $1.00 per unit in a minimum amount per investor of $100.00.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 10,000 units of Class B Preferred or $10,000.00. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 1,000,000 units of Class B Preferred or $1,000,000.00.

Low Target Amount; No other funds may be Raised	The initial purchasers of our Class B Preferred Units in this offering risk that we will not raise sufficient funds to sustain the growth of our Company. The minimum amount of securities that must be sold for our Company to accept subscriptions is $10,000.00 of securities. Once we raise the $10,000.00 minimum in this offering, we intend to accept subscriptions as they are received, subject to our discretion. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our Company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers and managers may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Dividends	Class B Unit holders will be entitled to a dividend of .5x their investment. However, the Class B dividend will be subordinance to the Class A dividend and will not be paid out until the Class A dividend has been paid in full.
Voting and Control	Holders of Class B Preferred Units in the Company are not entitled to vote on any matters.
Anti-Dilution Rights	The Class B Preferred Units are subject to dilution, which means that future equity financings will dilute your ownership percentage of our Company.
Board of Managers; Management Team.	The business and affairs of our Company are managed, and all powers are exercised by or under the direction of our Board of Managers. The sole Managers currently on the Company's Board of Managers are Cory Roberts, Edgar Ramon, and Joanne Ramon. Each holder of Class A Common Units has the right to appoint one Manager.

Units Being Sold under 4(a)(6) Crowdfunding Exemption	The securities we are offering, i.e., the Units of Class B Preferred in the Company, are being offered in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	
	The following limitations apply to investment amounts by individual investors who are not accredited investors:
	• Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	• If either their annual income or net worth is less than $107,000, then the greater of:
	  • $2,200 or
	  • 5 percent of the greater of their annual income or net worth.
	• If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth.
	
	The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $5,000,000.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act. In addition, the right of first refusal in Section 4.4 of the Company's operating agreement also restricts the ability of a unitholder to sell or otherwise transfer its shares of stock in the Company. Please refer to the Operating Agreement attached hereto at Appendix B for more information.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

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Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THE COMPANY

(a) The Company

Name of Company	420 Harvey Holdings, LLC
State of Organization	MI
Date of Organization	06/22/2021
Form of Organization	Limited Liability Company
Physical Address	420 S. Harvey Street Muskegon, MI 49442
Website Address	www.FieldsCannabis.com

Eligibility

The Company certifies that all the following are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The Company or any of its predecessors have not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

(b) Directors and Officers

Key Person	Cory Roberts
Position(s) Held	Co-Founder, Manager, and Chief Science Officer (CSO)
Year(s) Served	2020-Present
Business Experience (3 years)	Co-Founder, Manager, and Chief Science Officer of 420 Harvey Holdings, LLC.

Key Person	Edgar Ramon
Position(s) Held	Co-Founder, Manager, and Chief Executive Officer (CEO)
Year(s) Served	2020-Present
Business Experience (3 years)	Co-Founder and Chief Executive Officer of 420 Harvey Holdings, LLC.

Key Person	Joanne Ramon
Position(s) Held	Co-Founder, Manager, and Chief Experience Officer
Year(s) Served	2020-Present
Business Experience (3 years)	Co-Founder and Chief Experience (CXO) Officer of 420 Harvey Holdings, LLC. Brand Ambassador for Continental Ferrari from June of 2019-April 2021 420 E Ogden Ave, Hinsdale, IL 60521 · (630) 655-3535 Reservation Manager Untitled Supper Club from October of 2022 through present 111 W Kinzie St. Chicago IL 312-880-1511

(c) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	No. and Class of Securities Held Now	Voting Power Percentage
Cory Roberts	4,600,000; Class A Common	50%
Edgar Ramon	3,600,000; Class A Common	40%

(d) Description of Business and Anticipated Business Plan

The Team

    Cory Roberts, CSO

Cory Roberts Muskegon Native, and 3rd Generation cannabis cultivator; with over 30 years' experience, in the traditional wholesale market. As a flower connoisseur and genetics R&D specialist, Mr. Roberts focuses on craft small batch selections. After being unjustly imprisoned within the Michigan Department of Corrections for a misdemeanor marijuana possession charge, Mr. Roberts furthered his education in horticulture, and digital electronics. Upon completing a 5-

year sentence, Mr. Roberts became an intrinsically driven sacred plant advocate, nationally accredited recovery coach, and mental health specialist.

Edgar Ramon, CEO

Edgar Ramon has a 25+ year background in finance and emerging markets. As Global Head of Foreign Exchange for a Fortune 500 company, he grew the product line from zero to 40+ employees in 6 countries, servicing thousands of clients across the globe, generating $30mm+ in annual revenue. After the housing market crisis, Mr. Ramon began lobbying for fair and transparent derivative markets, working with legislation to write new rules helping institutions and individuals alike. As a longtime user and believer of cannabis, Mr. Ramon brings his knowledge to this new emerging market. His experience has landed him roles with various advocacy groups in cannabis, helping consumers and businesses navigate the on-going challenges associated with legalization. Mr. Ramon is a strong supporter of social equity, diversity, and equal opportunities.

Joanne Ramon, CXO

Joanne Ramon has 20+ years' experience in hospitality and event planning, ranging from working for a luxury car brand to co-founding Chicago's premier cannabis event company. Mrs. Ramon holds a BA in social work and is educated on the advocacy and activism necessary for social justice.

Advisory Board

Name of Advisor	Company	Position
Craig Cunningham	Autobahn County Club	Consultant
John Mackewich	Mackewich, PLLC	Legal Counsel
Denavvia Mojet	Mojet Cannabis Consulting, LLC	Cannabis Consultant
Rushdee Hasan	Citridian Holdings LLC	Cannabis Consultant

Anticipated Business Plan

The Company, formed in 2021, is intending to penetrate the vertically integrated cannabis market in Muskegon, Michigan.

The Company has or is in the process of obtaining 5 local and state cannabis licenses that will allow for cultivation, processing, retail, and designated consumption lounge, while also utilizing a state issued event license. Upon completion of the build out, the Company will seek to obtain equivalent state cannabis licenses from the Michigan Cannabis Regulatory Agency.

The Company currently is the sole owner of the following prequalified entities with the Michigan Cannabis Regulatory Agency:

420 Harvey Labs, LLC	Record Number: AU-ER-002142
420 Harvey Grow, LLC	Record Number: AU-ER-002145
420 Harvey Events, LLC	Record Number: AU-ER-002144

420 Harvey Retail, LLC	Record Number: AU-ER-002147
420 Harvey Lounge, LLC	Record Number: AU-ER-002143

Edgar Ramon, Joanne Ramon, and Cory Roberts will serve as the initial managers of the Company. Each holder of Class A Common Units has the right to be a Manager of the Company.

The Company will seek to leverage on their expertise to build a business brand as a premiere cannabis operator within Muskegon, Michigan.

Mission Statement

The Story

The Company is comprised of a seasoned team of cannabis growers, processors, and professionals. The Company's leadership shares a love for the planet, plants, and people, and are committed to sustainable ecology. The Company places a focus on elite strains driven by in-house genetic selections, which yield remarkably resinous and terpene-rich flowers offering the best cannabis experience.

The Goal

The Company's goal is to redefine the industry and create a structure much different than what the industry has seen thus far. The Company aims to build a brand that resonates with end users and to create a welcoming environment that gives customers a sense of comfort and acceptance.

The Commitment

The Company holds itself to the highest standards of sustainable growing practices. The Company is continually evolving, and always learning from the plant. This commitment to attention and quality extends to our dispensary and consumption lounge, where the journey comes full circle in its relationship with its customers.

The Plan

The Company has entered into an agreement to lease property at 420 S. Harvey in Muskegon Michigan. The Company has received the requisite zoning from the City of Muskegon to operate one or more licensed cannabis businesses.

The Company has commenced construction on the initial buildout of Phase 1. Phase I-III will consist of the existing 11,000 square foot building and new 17,000 square foot Controlled Environment Agriculture greenhouse. The existing building will be remodeled to house the retail operation, the consumption lounge, restaurant and back of house operations. Each section of the building will require a build-out. The anticipated buildout of each phase is as follows:

1. Phase I (Retail and Lounge): $3,000,000
2. Phase II (Cultivation and Processing): $4,000,000
3. Phase III (Expanded Cultivation): $3,000,000

The Company plans to use local resources and contractors to perform the build-out to the extent it is possible.

Once operational and fully licensed, the Company will operate a licensed cannabis cultivation facility, processing center, retail center, consumption lounge and event space.

We will compete with other licensed cannabis operators in the greater Muskegon area. To the Company's knowledge, Fields Cannabis is the first cannabis concept in Michigan to have all five licenses located on one parcel of property. The Company believes that this destination facility will make it a draw in Southwest Michigan.

Our target customers will be those who live within an hour of Muskegon, Michigan or looking for a destination spot servicing the legal cannabis industry.

Upon completing or during the build-out, to include Phase I, II, and III, the Company may seek additional opportunities within Michigan or other legal states.

Cannabis users and cannabis producers and retailers are subject to a rapidly evolving legal landscape in many jurisdictions in the United States and abroad. Indeed, in the United States the sale of cannabis is illegal under federal law and the laws of many states but permissible in several states. This dynamic and uncertain legal landscape will impact the customers of our solutions and, therefore, is likely to impact us. For additional risks to consider when investing in this offer, refer to Section (f) above.

One or more of our solutions or business operations may subject us to federal, state, or foreign laws and regulations regarding the collection, use, and dissemination of personally identifiable information. The data privacy legal landscape is expanding and changing rapidly. Failure to comply with such laws and regulations could subject the Company to penalties, fines, and private lawsuits. For additional risks to consider when investing in this offer, refer to Section (f) above.

There are no existing legal suits pending, or to our knowledge, threatened, against our Company, which would have a material effect on the business of our Company.

(e) Number of Employees

The Company currently has 0 employees. The Company may hire or discharge employees in the future to meet its objectives.

<center>**INVESTMENT RISKS**</center>

(f) Risks of Investing

A crowdfunding investment involves risk.

YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, but all of the assets also contributed to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment, and other goods, could be subject to asset forfeiture.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use and medical Cannabis laws and regulations may negatively impact business revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession a federal crime. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to a Company and its shareholders.

Cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in *United*

States v. Oakland Cannabis Buyers' Coop. and *Gonzales v. Raich* that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative impact on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect the proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require a Company to incur substantial costs associated with compliance or alter business plans. In addition, violations of these laws, or allegations of such violations, could disrupt a business and result in a material adverse effect on operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to cannabis businesses. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on a cannabis business.

Banking Difficulties.

Because of the federal illegality of cannabis, many banks do not accept for deposit funds from the drug trade and therefore will not be able to do business with a cannabis business. As such, a Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis businesses, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for a Company to open accounts, use the service of banks or otherwise transact business, which in turn may negatively affect a cannabis business.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for a cannabis business and customers to do business.

There may be difficulties in administering repayments and repayment mechanisms may vary.

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Subscription Agreement will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third-party financial applications. These other sources may subject repayments to additional fees or risks and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mundial Financial Group or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You might lose your money.

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Subscribing is not the same. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited History.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company was formed as Michigan limited liability company, effective as of June 22, 2021. Therefore, we have a limited operating history, and the Company has no operating revenue to date. We are in a pre-revenue, development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise.

The Company will have no operations. The Company will own entities that hold various cannabis licenses. Revenue derived from these companies will flow back to the Company.

The likelihood of the success of our Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development of an entity in the business of designing, developing, and commercializing a new cannabis company in a highly regulated market.

There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable, or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness.

Lack of Accounting Controls.

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk. We will seek to use outside accounting companies to help assist us in this area.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-

Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

History of Financial Losses.

Although our Company has only been in existence since June 2021, we have incurred losses in that time. We incurred net losses for the year ended December 31, 2022. The extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently is pre-revenue and does not cover its operating expenses. We expect our capital outlays and operating expenditures to remain constant for the foreseeable future until the Company is fully licensed and operational. If we fail to generate sufficient capital to open or to generate sufficient revenue to eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

Competition.

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect our financial performance.

We may expend substantial funds and management effort on the development and commercialization of our brands with no assurance that we will be successful. Our ability to successfully commercialize our brands will be dependent on the success of our employees and management. In order to successfully build a viable brand, we will need to continue to expand our sales and marketing efforts. If we fail to successfully monetize our business, we may never receive a return on the substantial investments that we have made in product development, sales and marketing, quality assurance, as well as further investments we intend to make, which would have a material adverse effect on our business, financial condition, and results of operations

Reliance on Management.

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

Financial Forecasts Risks.

The financial forecasts provided herein are reasonable forecasts based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment.

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company may need more capital.

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Talent Shortages.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our licenses. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Vertical Operations.

The Company's goal is to have five cannabis licenses on the premises. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services within one cannabis operation, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Change in economic condition could hurt the Company.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate. In the event the Company ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws.

The securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information.

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information.

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company and the Company is allowed to stop providing annual information in certain circumstances.

Uninsured Loses.

Although the Company may carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to protect against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

Change In Laws.

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future investors may have superior rights.

If the Company needs more capital in the future and takes on additional investors or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company's success depends on the experience and skill of its executive officers, board of directors, and key employees.

In particular, the Company is dependent on Cory Roberts, Edgar Ramon, and Joanne Ramon. Edgar Ramon, Joanne Ramon, and Cory Roberts are the Managers of the Company. The loss of any of them could harm the Company's reputation, business, financial condition, cash flow, and results of operations.

Risks Related to the Company's Securities and This Offering.

If the Company closes this offering, we still may not have enough money to complete our business plan. In such circumstances, you may lose some or all of your investment.

We may offer and sell securities in a concurrent private placement at prices that are lower than the price that you are paying for your securities and those securities that we sell in the private placement may have rights that are senior to your rights, which would result in dilution and may negatively affect the value of your securities.

The Company reserves the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be common stock, SAFE securities (simplified agreement for future equity), preferred stock, convertible notes, or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our Company that is equal to or may be lower than or higher than the valuation at which securities are being sold in this offering. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this Company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering. Any such concurrent private placement would result in dilution to you, and your rights may be subordinate to the rights of the holders of securities sold in such private placement resulting in a potential loss of all or part of the value of the security you are purchasing in this offering.

Affiliates of our Company, including officers, directors, and existing stockholders of our Company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors, and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors' confidence that other investors, along with them, are sufficiently interested in the offering and our Company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further our business and goals could harm our Company and its operations and ultimately cause you to lose all or a portion of your investment.

There is no guarantee of a return on your investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our Company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the units will be subject to dilution.

If we conduct subsequent offerings of securities, issue units pursuant to a compensation or distribution reinvestment plan or otherwise issue additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

Company management has discretion over the proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment, and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our Company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our Company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related, or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results, or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

<center>**THE OFFERING**</center>

(g) Target Offering Amount and Offering Deadline

Target Offering Amount	**$10,000**
Offering Deadline	1 year from Initial Offering

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (k) of this Statement.

Upon reaching the Target Offering Amount, the Company may close the investment round or allow for additional investment through the Offering Deadline. Upon reaching the Target Offering Amount, funds may be released to the Company as set forth herein.

(h) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,000,000
If yes, how will the Company deal with the oversubscriptions?	First come-first served basis

(i) How the Company Intends to Use the Money Raised in the Offering

In the event that the Company accepts investment of the Target Offering Amount of $10,000, the funds will be used for working capital needs of the Company. It is anticipated that most, if not, all of Target Offering Amount would go toward operating expenses associated with the retail space and consumption lounge as well as working capital costs associated therewith.

In the event that company accepts investment in excess of $10,000 and up to the maximum amount of $1,000,000, the funds will be used as follows:

Use	Amount (Minimum)	Amount (Maximum)
Facility Buildout (Phase I; Retail, Lounge & Restaurant)	N/A	N/A
Personnel	N/A	$75,000
Operating Expenses	$89,500	$730,000
Legal	$3,000	$10,000

Marketing	N/A	$100,000
Capital Costs	N/A	$10,000
Broker Capital Compensation	$7,500	$75,000
Total	**$100,000**	**$1,000,000**

The amounts listed are estimates and are not intended to be exact descriptions of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.5% cash to Mundial for investors introduced by the Company and 7.5% cash to Mundial for investors introduced by Mundial. The use of funds as identified above was calculated using 7.5%.

(j) The Investment Process

To Invest

1. Review this Form C and the material presented on the broker-dealer's website. For this Form C Offering we are using Mundial Financial Group, LLC.
2. If you decide to invest, enter an amount, and press the Invest button.
3. Follow the instructions provided by our broker-dealer.

TO CANCEL YOUR INVESTMENT

Send an email to the broker dealer no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- Mundial Financial Group, LLC will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see information on the broker-dealer website.

Completing the Transaction

Once the Target Offering Amount has been met, the Company will notify investors and the broker-dealer to complete the investment process. Upon completion thereof, the broker-dealer will issue equity to the investor.

(k) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment.

IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(l) Price of Securities

Offering Minimum/Maximum	$10,000
Type of Security Offered	Equity – Class B Preferred Units
Purchase Price of Security Offered	$1.00 per Class B Preferred Units
Minimum Investment Amount	$100
Pre-Money Valuation	$20,000,000

The valuation of the Class B Preferred Units was arbitrarily set by the Board of Managers of the Company. Each investor will be provided in writing the final price and all required disclosures.

(m) Terms of Securities

A description of the ownership and capital structure of the Company:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such

securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

The Company is offering to a limited number of investors up to 1,000,000 non-voting Class B Preferred Units at a price of $1.00 per Unit. The Company currently has three classes of Units. Class A Common, Class B Preferred, and Class A Preferred. The Class B Preferred Units are not entitled to vote on any matters under the Company Operating Agreement unless required by the Act.

The Class A Common Unitholders are the only Members entitled to vote on matters submitted to the Members. Holders of Class B Preferred Units and Class A Preferred Units are not entitled to vote on any matters under the Company Operating Agreement unless required by the Act.

The Class A Common Unitholders are entitled to designate the Managers of the Company

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

The existing Class A Common Members and Managers have authorized the sale of Class B Preferred Units pursuant to a Form C filed with the SEC. Existing members of the Company will be diluted by the sale of Class B Preferred Units.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Name of Holder	No. and Class of Securities Held Now	Voting Power Percentage
Cory Roberts	4,600,000; Class A Common	50%
Edgar Ramon	3,600,000; Class A Common	40%

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions;

The Class B Preferred Units are valued by the Board of Managers after discussions with their outside legal and accounting professionals.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer

repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

For risks to consider when investing in this offer, refer to Section (f) above.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

The Class B Preferred Units may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;
(2) To an accredited investor;
(3) As part of an offering registered with the Securities and Exchange Commission; or
(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The offering will terminate on the first to occur of: (i) the date on which the Target Offering is met; or (ii) 1 year from the initial offering. Notwithstanding, if the Company meets the Target Offering, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

The offer and sale of Units does not become effective unless approved by the Company and all applicable regulatory and municipal agencies, including the Michigan Cannabis Regulatory Agency and receipt of all applicable securities registrations or exemptions.

Summary of Terms

Offering Minimum	$10,000 / 10,000 units
Offering Maximum	$1,000,000 / 1,000,000 units
Type of Security Offered	Equity
Purchase Price of Security Offered	$1.00 per unit

Minimum Investment Amount	$100
Type of Security	Equity
Voting or Non-voting	Class B Preferred Non-voting
Other Limitations	Subject to the terms of the Operating Agreement

For more information on the terms of securities in this Offering, refer to Appendix B.

(n) The Funding Portal

The Company is offering its securities through Mundial Financial Group, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). Mundial Financial Group, LLC's Central Index Key (CIK) is 0001455325, their SEC File number is 008-68154, and their Central Registration Depository (CRD) number is 149531.

(o) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.5% cash to Mundial for investors introduced by the Company and 7.5% cash to Mundial for investors introduced by Mundial.

(p) Indebtedness of the Company

The Company is authorized to purchase the equity previously held by a former co-founder. The current remaining indebtedness is $213,000.

(q) Other Offerings of Securities in the Last Three Years

February 2022 Offering. Rule 17 CFR §230 (Regulation D). Please refer to the company's Form D dated February 17, 2022, for additional disclosures.

- Date of Offering: February 17, 2022
- The offering exemption relied upon: Rule 506(b)
- The type of securities offered: Class A Preferred
- Amount of securities sold and the use of proceeds: $200,000. Proceeds are being used for working capital purposes.

October 2022 Offering. Rule 17 CFR §230 (Regulation D). Please refer to the company's Form D dated October 6, 2022, for additional disclosures.

- Date of Offering: October 6, 2022
- The offering exemption relied upon: Rule 506(b)
- The type of securities offered: Class A Preferred
- Amount of securities sold and the use of proceeds: $600,000. Proceeds are being used for working capital purposes.

(r) Transactions Between the Company and "Insiders"

Except as set forth herein, the Company has not entered any business transactions, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201(r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

The Company has entered into a lease agreement to lease the property from 420 S. Harvey Rental & Storage, LLC at market rates. Edgar Ramon, David Ramon and Cory Roberts are owners of 420 S. Harvey Rental & Storage, LLC.

The Company has entered into an agreement with 420 Harvey Restaurant, LLC. 420 Harvey Restaurant will own the liquor license that is used on the premises. Edgar Ramon and Joanne Ramon are owners of 420 Harvey Restaurant, LLC.

(s) The Company's Financial Condition

Operations

420 Harvey Holdings, LLC is a holding company for five future cannabis licenses and various other operational companies used in the business. It has minimal operating history and is pre-revenue. We expect to finalize buildout and licensing within the next 12 months. We have shown only losses since our inception in June 2021.

We do not intend to achieve profitability for approximately the next twelve (12) months after each of our licenses is fully operational.

Liquidity and Capital Resources

The proceeds from this offering are essential to our operations. We plan to use the proceeds to develop the property, pay employee, repay loans, and bring the Fields Cannabis brand to market. The proceeds from this offering will have a beneficial effect on our liquidity, as we currently have limited cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from this offering. Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Managers.

(t) The Company's Financial Statements

The Company has not previously sold securities in reliance on Regulation Crowdfunding, and it is offering a maximum of $1,000,000 or less; therefore, the Company is obligated to provide financial statements certified by the principal executive officer of the issuer. However, the Company provides reviewed financial statements by a public accountant that is independent of the Company. This includes a signed review report.

For Financial Statements, refer to <u>Appendix A</u>.

(u) Disqualification Events

Neither the Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(v) Updates on the Progress of the Offering

Updates on this offering will be provided in accordance with Section 227.203.

(w) Annual Reports of the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports.

(x) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(y) Other Information Prospective Investors Should Know About

N/A